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     SEC FILE NUMBER
        000-24209
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      CUSIP NUMBER
        831913108
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-KSB   |_| Form 20-F    |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D     |_| Form N-SAR   |_| Form N-CSR

             For Period Ended:    April 30, 2009
             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended:___________________________________


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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

SmarTire Systems Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

5781 Lee Blvd., Suite 208, Box 243
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Address of Principal Executive Office (Street and Number)

Lehigh Acres, FL 33971
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required to file the Company's Form 10-Q quarterly report for the three and nine months ended April 30, 2009. We expect to file during the extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David Dodge           (239)                    691-1873
      ------------------------------------------------------------
        (Name)           (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Prior to December 11, 2008, the Company and its subsidiaries developed and marketed products incorporating wireless data transmission and processing technologies, primarily for the automotive and transportation industries. The Company's primary product was a wireless tire monitoring system which it marketed for use on trucks, buses, off the road vehicles, recreational vehicles, buses and other pneumatic tire applications.

      On December 11, 2008, the Company completed the sale of its tire pressure monitoring system business (the "TPMS Business"), along with substantially all of its assets and certain of its liabilities (the "Asset Sale"), to Bendix Commercial Vehicle Systems LLC (the "Buyer"). The Company retains the right to receive future earn-out payments due pursuant to the Asset Sale, as well as to litigate certain of its tire pressure monitoring related patents. The Company also retains certain operating liabilities and all of the convertible debt and convertible preferred stock that was outstanding prior to the Asset Sale.

      Results of operations for the three and nine months ended April 30, 2009 will reflect the results of the TPMS Business as "discontinued operations." Results of operations of the TPMS Business for the three and nine months ended April 30, 2008 will also be reclassified to "discontinued operations" for comparative purposes.


                              SmarTire Systems Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 16, 2009           By  /s/ David Dodge
                                   --------------------------------------------
                                   David Dodge, Interim Chief Financial Officer